John R. Sult Senior Vice President, Chief Financial Officer and Controller

August 28, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    El Paso Pipeline Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009
File No. 001-33825

Dear Mr. Owings:

We received your letter dated August 14, 2009, commenting on the above referenced document.  Below are the comments contained in your letter followed by our responses:

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of…page 29

Results of Operations, page 33

    1.  We note your response to comment two in our letter dated June 26, 2009 and have the following additional comments:

●
We note from your response that your measure titled EBIT excludes discontinued operations.  Therefore, we do not believe that your definition of EBIT is consistent with Question 14 of our Non-GAAP FAQ, and we continue to believe that you should revise the title of this measure to clearly identify the earnings measure being used.

●
We understand from your response that you disclose this measure because your parent company, El Paso Corporation, uses this measure to evaluate the performance of its segments under SFAS 131, and you believe it is useful to investors to provide them with the same measure used by your parent company to evaluate your performance.  Please revise your disclosures on page 16 to provide this explanation to your readers, as your current explanation for why you disclose this measure appears overly broad.

●	Please also apply the above comments to your affiliate registrant, Colorado Interstate Gas Company, and any other affiliate registrants to which these comments are applicable.

 Response
 In future filings, we will:

●
Revise our definition of EBIT to be consistent with Question 14 of the Non-GAAP FAQ. The revision of our definition of EBIT will have no impact on previously reported information since there were no discontinued operations in any of the periods presented;

●
Revise our disclosures to enhance our explanation of our use of EBIT by adding that we believe it is useful to investors to provide them with the same measure used by our parent company to evaluate our performance; and

●	Revise the disclosures of our affiliate registrants accordingly to reflect the items in the previous two bullets.

Distributable Cash Flow, page 35

    2.  We read your response to comment three in our letter dated June 26, 2009 and have the following additional comments:

●
It remains unclear to us why you believe that Distributable Cash Flow is not a liquidity measure. In this regard, we note that the first sentence on page 35 states that you use this measure to measure the amount of cash you can distribute to your unitholders, and we note that the title of this measure also indicates it is used to calculate the amount of cash you can distribute, all of which implies that this is a liquidity measure. We also note that the calculation of this measure itself adjusts GAAP net income to remove your largest non-cash items, depreciation and earnings from equity method investees, and to add a large cash item, cash distributions from your equity method investees. The fact that these adjusting items are very similar to those seen on your statement of cash flows when calculating cash provided by operating activities implies that this is a liquidity measure. Please explain to us in more detail why you do not believe this is a liquidity measure.

●
We note from your response that you believe this is a performance measure. Please explain to us in more detail the purposes for which management uses this measure to measure the performance of your business activities. In this regard, we note that Distributable Cash Flow is not used to evaluate the performance of your segments under SFAS 131, nor is it used by your parent company to evaluate the performance of its segments under SFAS 131. For example, if management uses this measure to measure performance for purposes of determining compensation, you should clarify this. If the sole purpose for which management uses this measure is to evaluate your cash distribution capability, this would appear to be a liquidity measure rather than a performance measure.

●
We note your response to the second bullet point of our comment. It remains unclear to us why you believe that Distributable Cash Flow is a proxy for Available Cash given that your partnership agreement requires Available Cash to be calculated based on cash on hand at the end of the quarter, while Distributable Cash Flow is calculated based on your GAAP income statement, which excludes many cash items beyond those for which you are currently adjusting. You state that Distributable Cash Flow provides information about your ability to grow your business and future distributions. If your intent is to demonstrate that larger amounts of cash are being generated by your operations, it is unclear to us how this measure by itself is meaningful in indicating future distributions since you appear to be ignoring the cash provided by or used in investing and financing activities, all of which impact your cash on hand at the end of the quarter. Please explain to us in greater detail why you believe Distributable Cash Flow is a useful measure, and if you believe this measure indicates your ability to make cash distributions as defined in your partnership agreement, explain in more detail how this particular measure provides meaningful information about your cash on hand at the end of the quarter.

●
We note your response to the fifth bullet point of our comment. It remains unclear to us how it is meaningful or useful to your investors to show the subtotal “Adjusted EBITDA” midway through your calculation of Distributable Cash Flow. Notwithstanding your belief that Adjusted EBITDA is part of the definition of Distributable Cash Flow, Adjusted EBIDTA is a non-GAAP measure in and of itself, and your presentation of this subtotal triggers the need to comply with Item 10(e) of Regulation S-K and our related Non-GAAP FAQ.

Response
Master Limited Partnerships, including us, are viewed by investors as yield-orientated equity securities as we pay out the majority of our operating cash flow, less capital expenditures necessary to maintain our assets, to our investors on a quarterly basis with a primary objective to grow cash distributions over time. Therefore, the primary measure of performance used by us and our investors and analysts covering the MLP industry is our cash generation performance from period to period. Traditionally, cash generation performance has been measured in our industry by Distributable Cash Flow. Due to the integral relationship between cash flow performance and liquidity, we understand that Distributable Cash Flow could be viewed as both a performance measure and a liquidity measure. However, Distributable Cash Flow does differ, potentially significantly, from the calculation of cash provided by operating activities as Distributable Cash Flow adjusts for maintenance capital expenditures not included in our GAAP income statement. Furthermore, we do not use Distributable Cash Flow to measure our liquidity as we use other metrics to asses our liquidity (e.g. cash on hand, available capacity under our revolver, and amounts receivable from El Paso under our demand notes, among others).

As noted above, we use Distributable Cash Flow as a measure of performance in our investor communications, in setting forward expectations, and in communications with the board of directors of our general partner.  We do not use Distributable Cash Flow as a metric to determine compensation. In future filings, we will provide additional detail regarding how we use Distributable Cash Flow. We believe we have provided all required disclosures for Distributable Cash Flow as a performance measure under Regulation G and the Non-GAAP FAQ including how we view our non-GAAP metric Distributable Cash Flow as well as a reconciliation to the related GAAP measure (net income).  The FAQ acknowledges that the same non-GAAP metric could be used as either a performance or a liquidity measure. For example, the FAQ indicates that EBIT and EBITDA could be used as either performance or liquidity measures, with required reconciliations and disclosures being dictated by how the issuer uses the measure. However, in light of the similarities to operating cash flow on our statement of cash flows, we will provide a reconciliation of Distributable Cash Flow to operating cash flow in future filings.

We acknowledge that Distributable Cash Flow is not a perfect proxy for Available Cash as defined in our partnership agreement.  As noted above, Distributable Cash Flow is not calculated solely based on a GAAP income statement, but also considers maintenance capital expenditures consistent with how maintenance capital is considered in Available Cash in our partnership agreement.  We are not attempting to define Available Cash in providing Distributable Cash Flow.  Available Cash is a static balance sheet metric we use and is not easily forecasted without also forecasting our future operating performance each period using Distributable Cash Flow. Distributable Cash Flow is provided to describe our cash generating performance from period to period and to provide information  about our ability to grow our business and future distributions. Distributable Cash Flow provides investors with one measure to differentiate between high growth and low growth MLPs which impacts MLPs’ yields and therefore a MLP’s cost of equity capital for future investments. We have not considered investing or financing activities in our calculation of Distributable Cash Flow as these activities are not an indication of our cash distribution capability but rather the way in which we finance our growth capital. We have disclosed on page 35 of our 2008 Annual Report on Form 10-K that Distributable Cash Flow “should not be viewed as indicative of the actual amount of cash that we have available for distributions or that we plan to distribute for a given period.”  However, in future filings, we will include language stating that Distributable Cash Flow does not equate to Available Cash as defined in our partnership agreement, but rather is a metric commonly used by investors and the MLP analyst community to assess our financial performance from period to period.

Finally, we will ensure we have provided all required non-GAAP disclosures under Item 10(e) of Regulation S-K and the Staff’s Non-GAAP FAQ for Adjusted EBITDA in future filings.

Controls and procedures, page 63

Evaluation of Disclosure Controls and Procedures, page 63

    3.     We reviewed your response to comment 12 in our letter dated June 26, 2009 and reissue this comment.  In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state, if true, that such officers concluded that your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.

Response
In future filings we will revise the conclusion of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures to either encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or state that our principal executive and financial officers concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.

In connection with providing these responses, we acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,

    /s/ John R. Sult
John R. Sult
Senior Vice President, Chief
Financial Officer and Controller